



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

06014619

LETTER FOR MAINTENANCE OF EXEMPTION

26 May 2006


SEC MAIL
RECEIVED
PROCESSING
JUN 2 2 2006
WASH, D.C.
190
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 34

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder.	20.04.2006, 02.05.2006, 05.05.2006, 09.05.2006, 10.05.2006 and 24.05.2006
2	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	20.04.2006, 02.05.2006, 05.05.2006, 05.05.2006, 09.05.2006, 10.05.2006, 22.05.2006 and 24.05.2006
3	Incorporation of a new subsidiary - Xiamen CEL Heavy Equipment Company Limited.	21.04.2006
4	Subcription of shares in Sime UEP Brunsfield Properties Sdn. Bhd.	28.04.2006
5	Acquisition of a new subsidiary - Tractors Material Handling Sdn. Bhd.	04.05.2006
6	Subcription of shares in Sime Darby Brunsfield Development Sdn. Bhd.	18.05.2006
7	Acquisition of CICA Limited	23.05.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
JUN 2 3 2006
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Y/working/sdb/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 20/04/2006 05:50:24 PM
Submitted by S DARBY on 20/04/2006 05:54:25 PM
Reference No SD-060417-796A3

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/04/2006	* 1,000,000	

* Circumstances by reason of which change has occurred : Sale of shares by the Company.
* Nature of interest : Direct

Direct (units) : 907,509,132
Direct (%) : 36.85
Indirect/deemed interest (units) :



Indirect/deemed interest (%) :

* Total no of securities after change : 907,509,132

* Date of notice : 06/04/2006

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 13th April 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 02/05/2006 05:35:53 PM
Submitted by S DARBY on 02/05/2006 05:39:58 PM
Reference No SD-060421-F92F9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 12/04/2006	* 1,400,000	
Disposed	13/04/2006	750,000	
Disposed	14/04/2006	491,700	
Disposed	17/04/2006	500,000	
Disposed	18/04/2006	500,000	

* Circumstances by reason of which change has occurred	:	Sale of shares by the Company.
* Nature of interest	:	Direct
Direct (units)	:	903,867,432
Direct (%)	:	36.69
Indirect/deemed interest (units)	:	



Indirect/deemed interest (%) :

* Total no of securities after change : 903,867,432

* Date of notice : 18/04/2006

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 19th, 20th and 24th April 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 05/05/2006 05:23:30 PM
Reference No SD-060502-94516

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 19/04/2006	* 402,300	
Disposed	21/04/2006	500,000	
Disposed	24/04/2006	400,000	

* Circumstances by reason of which change has occurred	:	Sale of shares by the Company.
* Nature of interest	:	Direct

	Direct (units)	: 902,565,132
	Direct (%)	: 36.63
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 902,565,132
*	Date of notice	: 24/04/2006

Remarks :
The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 26th and 28th April 2006.



*	Nature of interest	:	Direct
	Direct (units)	:	901,038,432
	Direct (%)	:	36.57
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**901,038,432**
*	Date of notice	:	28/04/2006

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 4th and 5th May 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 10/05/2006 05:16:32 PM
Reference No SD-060509-01570

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 02/05/2006	* 1,000,000	

*	Circumstances by reason of which change has occurred	: Sale of shares by the Company.
*	Nature of interest	: Direct



	Direct (units)	: 900,038,432
	Direct (%)	: 36.52
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 900,038,432
*	Date of notice	: 02/05/2006

Remarks :
The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 9th May 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 24/05/2006 05:26:19 PM
Submitted by S DARBY on 24/05/2006 05:26:45 PM
Reference No SD-060519-62293

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB**
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 10/05/2006	* 501,300	

* Circumstances by reason of which change has occurred : **Sale of shares by the Company**
* Nature of interest : **Direct**
  Direct (units) : **899,537,132**
  Direct (%) : **36.5**
  Indirect/deemed interest (units) :



Indirect/deemed interest (%) :

* Total no of securities after change : 899,537,132

* Date of notice : 10/05/2006

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 17th May 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20/04/2006 05:51:40 PM
Submitted by S DARBY on 20/04/2006 05:54:24 PM
Reference No SE-060413-00DAD

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
  Employees Provident Fund Board
  Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/04/2006	* 574,300	
Acquired	05/04/2006	100,200	
Acquired	06/04/2006	859,100	
Acquired	07/04/2006	300,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct
  Direct (units) : 372,049,605
  Direct (%) : 15.11
  Indirect/deemed interest (units) :

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 372,049,605
*	Date of notice	: 10/04/2006

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 12th and 17th April 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 02/05/2006 05:35:51 PM
Submitted by S DARBY on 02/05/2006 05:40:05 PM
Reference No SD-060421-F996C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/04/2006	* 300,000	
Acquired	13/04/2006	655,500	
Acquired	14/04/2006	550,000	
Acquired	17/04/2006	800,000	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the EPF Board.
*	Nature of interest	: Direct
	Direct (units)	: 374,355,105
	Direct (%)	: 15.2
	Indirect/deemed interest (units)	:

Indirect/deemed interest (%) :

* Total no of securities after change : 374,355,105

* Date of notice : 17/04/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 19th and 21st April 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 05/05/2006 05:24:38 PM
Reference No SD-060503-CD0C2

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 25/04/2006	* 520,000	
Acquired	26/04/2006	2,230,300	
Acquired	27/04/2006	550,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct

Direct (units) : 379,060,905
Direct (%) : 15.38
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Total no of securities after change : 379,060,905


* Date of notice : 27/04/2006

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 2nd and 3rd May 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 05/05/2006 05:24:11 PM
Reference No SD-060502-94517

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 18/04/2006	* 1,661,800	
Disposed	19/04/2006	252,400	
Disposed	20/04/2006	3,900	

* Circumstances by reason of which change has occurred : Acquisition and sale of shares by the EPF Board.
* Nature of interest : Direct



Direct (units)	:	375,760,605
Direct (%)	:	15.25
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	375,760,605

* Date of notice	:	21/04/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 26th and 28th April 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 09/05/2006 05:27:29 PM
Submitted by S DARBY on 09/05/2006 05:31:02 PM
Reference No SD-060508-16615

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 28/04/2006	* 514,700	
Acquired	02/05/2006	174,200	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct

Direct (units)	:	379,749,805
Direct (%)	:	15.41
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	379,749,805



* Date of notice	:	02/05/2006
Remarks	:	

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 5th May 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 10/05/2006 05:17:04 PM
Reference No SD-060509-01571

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	Sime Darby Berhad
*	Stock name	:	SIME
*	Stock code	:	4197
*	Contact person	:	Nancy Yeoh Poh Yew
*	Designation	:	Group Secretary

Particulars of substantial Securities Holder

*	Name	:	Employees Provident Fund Board
*	Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	:	EPF ACT 1991
*	Nationality/country of incorporation	:	Malaysia
*	Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
*	Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 03/05/2006	* 210,800	
Acquired	04/05/2006	550,000	

*	Circumstances by reason of which change has occurred	:	Acquisition of shares by the EPF Board.
*	Nature of interest	:	Direct
	Direct (units)	:	380,510,605

Direct (%) : 15.44
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Total no of securities after change : 380,510,605

* Date of notice : 04/05/2006

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 9th May 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 22/05/2006 05:37:22 PM
Submitted by S DARBY on 22/05/2006 05:32:55 PM
Reference No SD-060517-57F65

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 1,500,000 shares
Disposal of 1,700,000 shares)

Alliance Capital Asset Management Sdn Bhd
(Disposal of 400,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/05/2006	* 300,000	
Acquired	08/05/2006	200,000	
Disposed	08/05/2006	150,000	
Acquired	09/05/2006	500,000	
Disposed	09/05/2006	800,000	
Disposed	09/05/2006	200,000	
Acquired	10/05/2006	500,000	
Disposed	10/05/2006	750,000	
Disposed	10/05/2006	200,000	

* Circumstances by reason of : **Acquisition and sale of shares by the EPF Board and its**



	which change has occurred		**Portfolio Manager.**
*	Nature of interest	:	**Direct**
	Direct (units)	:	**379,910,605**
	Direct (%)	:	**15.42**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**379,910,605**
*	Date of notice	:	**10/05/2006**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 15th and 16th May 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 24/05/2006 05:26:17 PM
Submitted by S DARBY on 24/05/2006 05:26:57 PM
Reference No SD-060519-6670D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 750,000 shares)

Alliance Capital Asset Management Sdn Bhd
(Disposal of 54,300 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 15/05/2006	* 750,000	
Disposed	15/05/2006	54,300	

* Circumstances by reason of which change has occurred : **Acquisition and sale of shares by the EPF Board and its Portfolio Manager.**
* Nature of interest : **Direct**

Direct (units) : **380,606,305**
Direct (%) : **15.44**
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 380,606,305



* Date of notice : 15/05/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 18th May 2006.



Form Version 2.0

General Announcement

Submitted by S DARBY on 21/04/2006 05:41:44 PM
Reference No SD-060321-59591

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Incorporation of a new subsidiary - Xiamen CEL Heavy Equipment Company Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new wholly-owned subsidiary, Xiamen CEL Heavy Equipment Company Limited ("XHE") was incorporated in the People's Republic of China on 18th April 2006. The entire registered capital of XHE of RMB5,000,000 is held by The China Engineers (BVI) Limited, a wholly-owned subsidiary of Sime Darby. Notification of the incorporation was received from the relevant Chinese authority on 21st April 2006. The principal activities of XHE will be the wholesale, import and export of heavy engineering equipment, electricity generating sets, engines, agricultural machinery and related spare parts, and the provision of maintenance, advisory and rental services for these products .

The investment in XHE is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 21st April 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 28/04/2006 05:40:40 PM

Reference No SD-060425-11C6E

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad

* Stock name : SIME

* Stock code : 4197

* Contact person : Nancy Yeoh Poh Yew

* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Subcription of shares in Sime UEP Brunsfield Properties Sdn. Bhd. (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its 51%-owned subsidiary, Sime UEP Development Sdn. Bhd. and its wholly-owned subsidiary, Sime Darby Property Development Sdn. Bhd., had today subscribed for and were allotted the following new ordinary shares of RM1.00 each in Sime UEP Brunsfield Properties Sdn. Bhd. ("SUEP Brunsfield" or "the Company"), for cash and at par:-

Company	No. of shares subscribed	% of shareholding
Sime UEP Development Sdn. Bhd.	40	40
Sime Darby Property Development Sdn Bhd	30	30
Total	70	70

Following the above allotment of shares, SUEP Brunsfield effectively becomes a subsidiary of Sime Darby. The remaining 30% of the issued and paid-up share capital of SUEP Brunsfield is held by Brunsfield Subang Jaya Sdn. Bhd.

SUEP Brunsfield was incorporated in Malaysia on 3 October 2005 with an authorised share capital of RM100,000.00 divided into 100,000 ordinary shares of RM1.00 each and an issued and paid-up share capital of RM2.00 divided into 2 ordinary shares of RM1.00 each. The Company's principal activities will be the design, building, construction, marketing, sale and management of serviced apartments and commercial buildings to be developed in Malaysia.

The investment in SUEP Brunsfield is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 28 April 2006.



Form Version 2.0

General Announcement

Submitted by S DARBY on 04/05/2006 05:33:03 PM
Reference No SD-060428-28339

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Tractors Material Handling Sdn. Bhd.
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Tractors Malaysia (1982) Sdn. Bhd. ("TM(1982)") had on 12 April 2006 acquired 2 ordinary shares of RM1.00 each in Tractors Material Handling Sdn Bhd (formerly known as Grand Valuations Sdn Bhd) ("TMHSB") representing the entire issued and paid-up share capital of THMSB, for a total cash consideration of RM2.00. On the same day, TM(1982) also subscribed for and was allotted 1,999,998 new ordinary shares of RM1.00 each in TMHSB.

TMHSB was incorporated on 3 February 2006. Its principal activities will be the sale and distribution of lift trucks and spare parts, and the rental and servicing of other material handling equipment.

The investment in TMHSB is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 4 May 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 18/05/2006 05:43:52 PM
Reference No SD-060427-EEB85

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Subcription of shares in Sime Darby Brunsfield Development Sdn. Bhd. (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its its wholly-owned subsidiary, Sime Darby Property Development Sdn. Bhd.), had today subscribed for and was allotted 60 new ordinary shares of RM1.00 each representing 60% of the total issued and paid-up share capital of Sime Darby Brunsfield Development Sdn. Bhd. ("SDBD" or "the Company"), for cash at par. The remaining 40% of the issued and paid-up share capital of SDBD is held by Brunsfield Metropolitan Sdn. Bhd.

SDBD was incorporated in Malaysia on 8 February 2006 with an authorised share capital of RM100,000.00 divided into 100,000 ordinary shares of RM1.00 each and an issued and paid-up share capital of RM2.00 divided into 2 ordinary shares of RM1.00 each. The Company's principal activities will be the design, building, construction, marketing, sale and management of serviced apartments and commercial buildings to be developed in Malaysia.

The investment in SDBD is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 18 May 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 23/05/2006 05:08:36 PM
Reference No SD-060522-57347

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

ACQUISITION OF CICA LIMITED
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby or "the Company"") wishes to announce that its wholly owned subsidiary, Tractors Malaysia Holdings Berhad ("Tractors") had on 15 May 2006 acquired 70 ordinary shares of £10 each representing 70% of the total issued and paid-up share capital of CICA Limited for a cash consideration of US$1,410,000 from Mrs Ngo Thi Thu Cuc and Mr Jacques Paturle who collectively holds the remaining 30% of the issued and paid-up share capital of CICA Limited.

CICA Limited was incorporated in Guernsey, Channel Islands with an authorised share capital of £25,000 divided into 2,500 ordinary shares of £10 each and an issued and paid up capital of £1,000 divided into 100 ordinary shares of £10 each. CICA Limited is involved in the business of distribution, sales and maintenance of trucks, drilling equipment and compressors in Vietnam.

CICA Limited presently holds the rights of distribution of trucks, drilling equipment and compressors of major European and American manufacturers including Renault Trucks and spare parts, Camiva fire-fighting equipment and Terex Crushing Plants products.

CICA Limited has a wholly-owned subsidiary, CICA Vietnam Limited, a limited liability company incorporated in accordance with the laws of Foreign Investment in Vietnam.

The investment in CICA Limited is not expected to have a material effect on the earnings or the net assets per share of the Company for the financial year ending 30 June 2006. None of the directors or substantial shareholders of the Company, or persons connected to them, has any interest, direct or indirect, in the said investment.

This announcement is dated 23 May 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: